Exhibit 21.0

Vermillion, Inc. Subsidiaries

December 31, 2008

Subsidiary	State/Country of Incorporation/Formation
IllumeSys Pacific, Inc.	California
Ciphergen Technologies, Inc.	California
Ciphergen Biosystems Ltd.	United Kingdom
Ciphergen Biosystems A/S	Denmark
Ciphergen Biosystems AG	Switzerland
Ciphergen Biosystems KK	Japan
Ciphergen Biosystems International, Inc.	Delaware
Ciphergen (Beijing) Biosystems Co., Ltd.	China

Ciphergen Biosystems International, Inc. Subsidiaries

December 31, 2008

Subsidiary	State/Country of Incorporation/Formation
Ciphergen Biosystems GmbH	Germany
Ciphergen Biosystems S.r.l.	Italy
Ciphergen Biosystems EURL	France